NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2008

J. Eric Maki, Esq.
Jones Day
222 East 41st Street
New York, New York 10017

Re: **The Procter & Gamble Company — Exchange Offer**

Dear Mr. Maki:

We are responding to your letter dated October 8, 2008 addressed to Nicholas Panos as supplemented by telephone conversations with the staff, with regard to your request for no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed copy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

On the basis of your representations and facts presented in your letter, the staff of the Division of Corporation Finance will not recommend that the Commission take enforcement action under Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) or 14e-1(b) under the Exchange Act if P&G conducts the Exchange Offer using the Pricing Mechanism as described in your letter. In issuing this no-action position, we considered the following facts, among others:

- P&G's disclosure of a specified dollar value of Folgers common stock that tendering P&G security holders will receive in exchange for a dollar value of tendered P&G common stock (subject to a limit on the exchange ratio);
- The Pricing Mechanism for determining the number of shares of Folgers common stock to be received in exchange for shares of P&G common stock is disclosed in the tender offer materials disseminated to security holders;
- The Pricing Mechanism will remain constant throughout the duration of the Exchange Offer, and if there is a change in the Pricing Mechanism, the Exchange Offer will remain open for at least 10 business days thereafter;
- P&G will provide a toll-free number that P&G security holders can use to obtain daily indicative exchange ratios and, after announcement of the final exchange ratio, the final exchange ratio (including whether the limit to the exchange ratio is in effect);
- P&G will publish the final exchange ratio (including an announcement whether the limit on the exchange ratio is in effect) in a press release no later than 9:00 a.m., New York City time, on the trading day preceding the Expiration Date and P&G will file an amendment to its Schedule TO on the same date setting forth the same information;

- P&G will make available a notice of withdrawal in its printed materials and will disclose the procedures for withdrawal;
- P&G common stock and Smucker common stock are listed on the NYSE; and
- P&G's view that the trading prices of the Smucker common stock prior to the Merger are an appropriate proxy for the anticipated trading prices of Smucker common shares following the Merger.

The foregoing no-action positions are based solely on your representations and the facts presented in your letter dated October 8, 2008, as supplemented by telephone conversations with the Commission staff. This relief is strictly limited to the application of the rules listed above to P&G's use of the Pricing Mechanism. P&G should discontinue the Exchange Offer pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a), 10(b) and 14(e) of the Exchange Act and Rule 10b-5 and Rule 14e-3 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws rests with the participants in the Exchange Offer. The Division of Corporation Finance expresses no view with respect to any other questions that the Exchange Offer may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of any other federal or state laws to, the Exchange Offer.

Sincerely,
For the Division of Corporation Finance,

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance

JONES DAY

222 EAST 41ST STREET • NEW YORK, NEW YORK 10017-6702
TELEPHONE: 212-326-3939 • FACSIMILE: 212-755-7306

October 8, 2008

Division of Corporation Finance
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Attn: Nicholas P. Panos, Senior Special Counsel

Ladies and Gentlemen:

We are writing on behalf of our client, The Procter & Gamble Company ("P&G"), an Ohio corporation, in connection with a proposed exchange offer. P&G and The J. M. Smucker Company ("Smucker") have entered into a Transaction Agreement (the "Transaction Agreement") to implement a combination (the "Transaction") of the coffee business of P&G (the "Subject Business") with Smucker. As part of the implementation of the Transaction, P&G expects to conduct an offer to exchange all the outstanding shares of Folgers common stock for shares of P&G common stock as described below (the "Exchange Offer"). In the Exchange Offer, P&G intends to use a pricing mechanism similar to the one used by (i) McDonald's Corporation ("McDonald's") in its exchange offer (the "McDonald's Exchange Offer") with respect to the Class B Common Stock of Chipotle Mexican Grill, Inc. ("Chipotle") (such pricing mechanism, the "McDonald's Pricing Mechanism")[1], (ii) Weyerhaeuser Company ("Weyerhaeuser") in its exchange offer (the "Weyerhaeuser Exchange Offer") with respect to the shares of Domtar Corporation (such pricing mechanism, the "Weyerhaeuser Pricing Mechanism")[2] and (iii) Kraft Foods Inc. ("Kraft") in its exchange offer (the "Kraft Exchange Offer") with respect to the shares of Cable Holdco, Inc. (such pricing mechanism, the "Kraft Pricing Mechanism")[3], but with a simplified timetable and procedure like that used by Lazard Frères & Co. ("Lazard")[4] and TXU Corp. ("TXU")[5].

We respectfully request that the Staff confirm that it will not recommend that the Commission take enforcement action pursuant to Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b) under the Securities Exchange Act of 1934 (requiring the specification of consideration offered and the extension of the offer on a change in consideration) with respect to P&G's use of the pricing mechanism described below (the "Pricing Mechanism"). The issues presented are substantially identical to those to which the Staff did not object in connection with the Weyerhaeuser Exchange Offer and the Kraft Exchange Offer, except that the timetable and other aspects of the Exchange Offer have been simplified as described below.

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[1] *McDonald's Corp.* (avail. Sept. 27, 2006).

[2] *Weyerhaeuser Company* (avail. Feb. 23, 2007).

[3] *Kraft Foods Inc.* (avail. July 16, 2008).

[4] *Lazard Frères & Co.* (avail. Aug. 11, 1995).

[5] *TXU Corporation* (avail. Sept. 13, 2004).

I. BACKGROUND

A. Parties to the Transaction

1. P&G

P&G is a publicly held company organized under the laws of Ohio. P&G manufactures and markets a broad range of consumer products in over 180 countries throughout the world. P&G has a portfolio of brands, including Pampers®, Tide®, Ariel®, Always®, Whisper®, Pantene®, Mach3®, Bounty®, Dawn®, Gain®, Pringles®, Folgers®, Charmin®, Downy®, Lenor®, Iams®, Crest®, Oral-B®, Actonel®, Duracell®, Olay®, Head & Shoulders®, Wella®, Gillette®, and Braun®. For the fiscal year ended June 30, 2008, P&G had approximately $83.5 billion of net sales and generated operating income of approximately $17.1 billion.

P&G is a well-known seasoned issuer, subject to the information reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Accordingly, it files with the Securities and Exchange Commission (the "Commission") periodic reports, proxy statements and other information relating to P&G's business, financial results and other matters. P&G's common stock is listed on The New York Stock Exchange (the "NYSE").

2. Folgers

The Folgers Coffee Company ("Folgers"), a Delaware corporation, is a wholly owned subsidiary of P&G organized in December 2007 for the purpose of effecting the separation of the Subject Business from P&G. Folgers has no material assets or liabilities of any kind, other than those incident to its formation and those to be transferred to it or incurred in connection with the Transaction.

3. Smucker

Smucker is a publicly held company organized under the laws of Ohio. Smucker is primarily engaged in the production and packaging of branded food products and the sale of these products to consumers through retail outlets in North America. Smucker's principal products are peanut butter, shortening and oils, flour and baking ingredients, fruit spreads, baking mixes and ready-to-spread frostings, fruit and vegetable juices, beverages, dessert toppings, syrups, frozen sandwiches, pickles and condiments, potato side dishes and canned milk. Smucker manufactures and packages these products at its 19 North American production and food processing facilities and sells them through its own sales force and third-party broker networks. For the fiscal year ended April 30, 2008, Smucker had approximately $2.5 billion of net sales and generated operating income of approximately $284.2 million.

Smucker is a well-known seasoned issuer, subject to the information reporting requirements of the Exchange Act. Accordingly, it files with the Commission periodic reports, proxy statements and other information relating to Smucker's business, financial results and other matters. Smucker's outstanding common shares are listed on the NYSE.

4. Merger Sub

Moon Merger Sub, Inc. ("Merger Sub"), a Delaware corporation, is a wholly owned subsidiary of Smucker newly formed for the purpose of completing the combination of the Subject Business with Smucker. Merger Sub has no material assets or liabilities of any kind, other than those incident to its formation and those to be transferred to it or incurred in connection with the Transaction.

B. The Steps of the Transaction and the Folgers Contribution Formula

The terms of the Transaction are described in the Prospectus (the "Prospectus") included in (i) the Registration Statement on Form S-4 / S-1 (No. 333-152453) filed by Folgers on July 22, 2008 and amended thereafter and (ii) the Registration Statement on Form S-4 (No. 333-152451) filed by Smucker on July 22, 2008 and amended thereafter. The Transactions will also be described in the Schedule TO to be filed by P&G at the time of commencement of the

Exchange Offer (as so amended from time to time, the "Schedule TO"). Set forth below is a description of the key components of the Transaction.

1. The Steps of the Transaction

a. The Contribution of the Subject Business; Issuance to P&G of Shares of Folgers Common Stock

Pursuant to the Transaction Agreement, P&G will transfer agreed assets and liabilities of the Subject Business (including certain subsidiaries of P&G) to Folgers (the "Contribution"). In consideration, Folgers will issue a number of shares of Folgers common stock to P&G determined in accordance with the formula outlined in paragraph I.B.2 below (the "Folgers Contribution Formula").

b. Folgers Debt; Cash Dividend to P&G; Smucker Special Cash Dividend

Folgers is expected to enter into a credit facility under which it is expected to borrow $350 million, the proceeds of which will be distributed to P&G as a cash dividend prior to the consummation of the Exchange Offer. This indebtedness will be guaranteed by Smucker following the completion of the Exchange Offer and the Merger (as defined below).[6] Also, Smucker will distribute to each record holder of Smucker common shares as of September 30, 2008 a special cash dividend of $5.00 per share to be paid on October 31, 2008. P&G shareholders receiving shares of Folgers common stock in the Distribution will not receive this special cash dividend from Smucker.

c. The Distribution

Following the transactions described above, and on the closing date of the Transaction, P&G will distribute its shares of Folgers common stock to P&G shareholders pursuant to the Exchange Offer. In the Exchange Offer, P&G is offering to P&G shareholders the right to exchange all or a portion of their shares of P&G common stock for shares of Folgers common stock. In the event that the Exchange Offer is not fully subscribed, P&G will distribute by means of a dividend any remaining shares of Folgers common stock to P&G shareholders (after giving effect to the Exchange Offer) on a pro rata basis (any such dividend, together with the Exchange Offer, the "Distribution").

d. The Merger

Immediately after the consummation of the Exchange Offer, and on the closing date of the Transaction, Merger Sub will merge with and into Folgers, whereby each issued share of Folgers common stock will be automatically converted into the right to receive one fully paid and nonassessable Smucker common share (the "Merger"). Upon consummation of the Merger, Folgers will become a wholly owned subsidiary of Smucker.

2. The Folgers Contribution Formula

Immediately following the consummation of the Merger, P&G shareholders participating in the Distribution are expected to hold approximately 53.5% of Smucker common shares and Smucker shareholders immediately preceding the Merger are expected to hold approximately 46.5% of Smucker common shares, in each case on a "fully diluted basis." The percentage held by P&G shareholders participating in the Distribution will increase to the extent the full $350 million of Folgers debt financing described above is not obtained.

More specifically:

(i) the Folgers Contribution Formula sets the number of shares of Folgers common stock to be issued to P&G in connection with the Contribution, and thus the number of shares of Folgers common stock to be distributed to P&G shareholders participating in the Distribution, so that the total number of shares of Folgers common stock issued and outstanding will be 1.1524 times the number of Smucker common shares calculated on a "fully diluted basis"; and

[6] If Folgers is unable to obtain all of the $350 million in financing that is contemplated, P&G may elect to receive additional shares of Folgers common stock, which would similarly be distributed to P&G shareholders pursuant to the Distribution.

(ii) pursuant to the Merger, P&G shareholders participating in the Distribution will have the right to receive one Smucker common share for each share of Folgers common stock.

II. THE EXCHANGE OFFER

P&G is adopting the Pricing Mechanism described below for the Exchange Offer. The terms of the Exchange Offer are more fully described in the Prospectus and the Schedule TO. Participation in the Exchange Offer is voluntary, and none of P&G, Smucker or the dealer manager has made or expects to make any recommendation about whether anyone should participate. Directors and officers of P&G may participate, but the terms of the offer do not provide them with any advantage relative to other P&G shareholders.

As in the McDonald's Exchange Offer, the Weyerhaeuser Exchange Offer and the Kraft Exchange Offer, the Exchange Offer does not set forth a fixed exchange ratio at the outset of the Exchange Offer. Rather, the Exchange Offer price is expressed as a ratio of $1.14 of Folgers common stock for each $1.00 of P&G common stock tendered pursuant to the Exchange Offer (subject to the limit on the exchange ratio described below). This value relationship reflects a 12% discount to the estimated value of Folgers common stock in order to encourage participation in the Exchange Offer. Consistent with the Weyerhaeuser Exchange Offer and the Kraft Exchange Offer, the value for the shares of P&G common stock and the shares of Folgers common stock will be determined based upon volume weighted average pricing (or daily VWAP) of each stock over a three-day period (the "Averaging Period"). Consistent with Lazard and TXU, the Averaging Period will end on and including the second trading day preceding the expiration date of the exchange offer, as it may be extended (such date, the "Expiration Date"). Consistent with the Weyerhaeuser Exchange Offer and the Kraft Exchange Offer, the trading data used to set the value of the shares of P&G common stock will be the trading data for P&G common stock on the NYSE and the trading data to be used to set the value of the shares of Folgers common stock will be the trading data for Smucker common shares on the NYSE. The daily VWAP for P&G common stock and Smucker common shares will be the volume-weighted average price per share of the applicable stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or the then-official open of trading) and ending at 4:00 p.m., New York City time (or the then-official close of trading). The daily VWAP for P&G common stock and Smucker common shares will be determined by P&G for each day during the Averaging Period, and P&G will calculate the simple arithmetic average of such VWAPs. P&G believes that a three-day VWAP-based Averaging Period offers shareholders a reasonable balance between the objectives of providing the most current pricing practicable, while reducing price distortions that could occur if prices were established at a single point in time.

P&G shareholders participating in the exchange offer will receive a maximum number of 1.7213 shares of Folgers common stock for each share of P&G common stock accepted for exchange, which limit has been established using the closing price for P&G common stock on the last trading day prior to the commencement of the Exchange Offer, and a discount to the closing price for Smucker common shares on that date. This limit is intended to protect non-tendering P&G shareholders against an unusual or unexpected drop in the trading price of Smucker common shares relative to the trading price of P&G common stock, and the prospective loss of value to them (as continuing P&G investors) if the P&G common stock were exchanged at an unduly high exchange ratio. No later than 9:00 a.m. on the trading day immediately following the Averaging Period, which will be the trading day immediately preceding the Expiration Date, P&G will issue a press release to announce the final exchange ratio and whether the limit is in effect leaving P&G shareholders two trading days to tender or withdraw.

If, upon the expiration of the Exchange Offer, P&G shareholders have validly tendered more P&G common stock than P&G is able to accept for exchange, P&G will accept for exchange the P&G common stock validly tendered and not withdrawn by each tendering shareholder on a pro rata basis (other than with respect to odd-lot tenders). P&G will first calculate a "Proration Factor," which will equal the (i) total number of P&G common stock that P&G is able to accept (taking into account the final exchange ratio and the total number of shares of Folgers common stock owned by P&G) divided by (ii) the total number of shares of P&G common stock validly tendered and not withdrawn (in all cases after adjustment for odd-lot tenders that are not subject to proration, described below). The Proration Factor will then be applied to each P&G shareholder with respect to the total number of shares of P&G common stock validly tendered by such P&G shareholder pursuant to the Exchange Offer and not withdrawn (except for holders of less than 100 P&G common stock who validly tender all of their shares and elect not to be subject to proration). The final proration will be adjusted as necessary to ensure the exchange of all shares of Folgers common stock owned by P&G.

The trading prices for the Smucker common shares are, in P&G's view, an appropriate proxy for the theoretical trading prices for the Folgers common stock, as (i) the number of shares of Folgers common stock to be issued to P&G (and distributed to the participating P&G shareholders) will be calculated on the basis of the number of issued and outstanding Smucker common shares and (ii) upon consummation of the Merger, all outstanding shares of Folgers common stock will automatically be converted into the right to receive Smucker common shares at a 1:1 ratio, such that investors should view one share of Folgers common stock as economically equivalent to one Smucker common share. Morgan Stanley & Co. Incorporated ("Morgan Stanley"), which is acting as one of P&G's financial advisors in connection with the Transaction and dealer-manager in the Exchange Offer, has also advised P&G that it is reasonable to use the public trading prices for the Smucker common shares as an appropriate proxy for how the securities markets would value the Folgers common stock, taking into account the Transaction.

The foregoing pricing terms are disclosed in the Prospectus and will be constant throughout the Exchange Offer. Any change in pricing terms (including in the limit described above) will be made no later than 10 business days before offer expiration and will be published in a press release and that press release would also be included in an amendment to P&G's Schedule TO.

P&G will make pricing-related information available as follows:

- Indicative exchange ratios will be available by contacting the information agent at a toll-free telephone number disclosed in the Prospectus on each day of the Exchange Offer period prior to the announcement of the final exchange ratio. Prior to the Averaging Period, the indicative exchange ratios for each day will be calculated based on the simple arithmetic average of the closing prices of shares of P&G common stock and Smucker common shares on the NYSE on the three consecutive trading days immediately preceding such day. For example, on the tenth trading day of this Exchange Offer an indicative exchange ratio will be available based on the simple arithmetic average of the closing prices of shares of P&G common stock and Smucker common shares on the NYSE on the seventh trading day, the eighth trading day and the ninth trading day. During the Averaging Period, the indicative exchange ratios will be based on (i) on the first day of the Averaging Period, the simple arithmetic average of the closing prices of shares of P&G common stock and Smucker common shares on the NYSE on the three consecutive trading days immediately preceding the first day of the Averaging Period, (ii) on the second day of the Averaging Period, the daily VWAPs of shares of P&G common stock and Smucker common shares on the first day of the Averaging Period and (iii) on the third day of the Averaging Period, the simple arithmetic average of the daily VWAPs of shares of P&G common stock and Smucker common shares on the first and second days of the Averaging Period.

- P&G will publish the final exchange ratio (including an announcement whether the limit on the exchange ratio described above is in effect) in a press release no later than 9:00 a.m., New York City time, on the trading day immediately preceding the Expiration Date, and that information and the press release will also be included in an amendment to P&G's Schedule TO filed on the same day. Following such announcement, the final exchange ratio will also be available by contacting the information agent at a toll-free telephone number disclosed in the Prospectus.

Withdrawal rights are available throughout the Exchange Offer. Since the offer will terminate at midnight (New York City time) on the Expiration Date and P&G will announce the final exchange ratio by 9:00 am on the trading day immediately preceding the Expiration Date, holders of shares of P&G common stock will have an opportunity during two trading days to tender and withdraw. In this regard, we note the following:

- Holders of shares of P&G common stock will be able to fax (through their brokers or similar institutions if they do not hold their shares directly) notices of withdrawal to the exchange agent.

- P&G has made available a notice of withdrawal to holders of shares of P&G common stock in printed materials, and the procedures for withdrawal are explained in the Prospectus.

III. DISCUSSION

We respectfully request on behalf of P&G that the Staff confirms that it will not recommend that the Commission take enforcement action pursuant to Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-l(b) under the Exchange Act if P&G conducts the Exchange Offer as described above. We believe that the Pricing Mechanism is consistent with the protection of investors because it results in a fixed, constant dollar value exchange (subject to the limit on the exchange ratio described above) and provides greater certainty about the ultimate return to investors and absolute certainty about the maximum number of shares of Folgers common stock receivable per share of P&G common stock tendered. This approach is based on the McDonald's, Weyerhaeuser and Kraft Pricing Mechanisms, which build on other traditionally available pricing structures, including formula-based and "Dutch auction" structures previously not objected to by the Staff and provides investors with advantages not available in those offers. In addition, the Pricing Mechanism adopts the simplified timetable and procedure as used by Lazard and TXU, whereby ensuring that the investors have ample time to decide whether to withdraw or tender.

A. Fixed Exchange Ratios

The Pricing Mechanism allows investors to better predict the value they will receive in the Exchange Offer than would an offer using the traditional pricing method of a fixed exchange ratio. In fixed ratio offers, the return to investors depends on the value at offer expiration of both what is offered and what is tendered. These values fluctuate independently and without constraint during the offer period, and an investor only realizes the actual discount or premium initially embedded in the exchange ratio if the prices of the underlying stocks on offer expiration are equal to their prices at the offer's inception. Sophisticated investors may seek to lock in this discount at the offer's start through a variety of trading strategies that, when implemented, could make them economically indifferent to subsequent changes in trading prices for the stocks involved. Less sophisticated investors, such as small retail investors, generally will not lock in the discount at the offer's inception. Instead, their participation decision may be more heavily influenced by the relative prices of each stock at the offer's end, which may not reflect the discount originally provided.

B. Formula-Based Exchange Ratios and Pricing Structures

For various reasons, including to mitigate the disadvantages of fixed-ratio offers and to permit a more current market valuation of the securities involved in an exchange, market participants have sought, and the Staff has granted, relief under the tender offer rules when the exchange ratio is based on a formula using trading data over a specified period.[7] In Lazard, the first of these no-action letters, the Staff nonetheless required that the exchange ratio be set no later than the second full business day preceding the offer expiration. The Staff has extended the relief granted in Lazard to other circumstances involving formula-based pricing, but in each case has continued to require that the final consideration be set no later than two trading days prior to the expiration of the offer. For example, the Staff granted relief to AB Volvo to set the redemption price for Volvo common stock using a formula based on volume-weighted average trading prices of that stock on the Stockholm Stock Exchange on three specified days during a three-week period ending two U.S. trading days before the expiration of the U.S. offer.[8] Similarly, the Staff granted relief to TXU Corporation to offer to purchase certain equity-linked securities for a price fixed at least two days prior to offer expiration and indexed to the daily volume weighted average trading price of TXU's stock for the 10-day period then ended.[9]

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[7] *Lazard Frères & Co.* (avail. Aug. 11, 1995). *See also BBVA Privanza International (Gibraltar) Limited* (avail. Dec. 23, 2005); *TXU Corporation* (avail. Sept. 13, 2004); *Epicor Software Corp.* (avail. May 13, 2004); *AB Volvo* (avail. May 16, 1997).

[8] *AB Volvo* (avail. May 16, 1997).

[9] *TXU Corporation* (avail. Sept. 13, 2004). *See also, e.g., Epicor Software Corp.* (avail. May 13, 2004) (granting relief to Epicor to determine the magnitude of an offer price adjustment by reference to the average closing price per share of Epicor common stock during the 10 trading-day period ending two trading days before expiration of the offer. *BBVA Privanza International*

1. "Day 18" versus "Day 20" Pricing

Consistent with Lazard and TXU, the Pricing Mechanism used by P&G uses an Averaging Period ending on and including the second trading day preceding the Expiration Date, providing for a two-day window between pricing and offer expiration. This "day 18" pricing reflects an effort to balance potentially conflicting considerations: on one hand, the need for adequate dissemination of information about the absolute consideration being offered to investors and, on the other hand, the desire to minimize the artificially imposed exposure to market risk resulting from the imposition of a time delay between pricing and offer expiration. The result is that the final exchange ratio in the Exchange Offer can and will be announced by 9:00 am on the trading day immediately preceding the Expiration Date, allowing investors two full trading days to consider the final exchange ratio in the Exchange Offer and decide to tender or withdraw at any time during that two-day period. P&G intends to rely on traditional, timely methods of disclosure of final pricing and exchange ratio described herein consistent with the "day 18" pricing mechanisms used by Lazard and TXU and does not plan to provide special internet-based information concerning daily VWAPs during the exchange offer period since that was required in the McDonald's Exchange Offer, the Weyerhaeuser Exchange Offer and the Kraft Exchange Offer only because of the "day 20" pricing timetable used in those exchange offers.

2. Length of Averaging Period

Consistent with the Weyerhaeuser Exchange Offer and the Kraft Exchange Offer, the Pricing Mechanism uses a three-day Averaging Period. We believe that the 10-day averaging period used by Lazard and TXU is not as favorable to retail investors as that incorporated in the McDonald's Pricing Mechanism, the Weyerhaeuser Pricing Mechanism and the Kraft Pricing Mechanism. The underlying policy favoring a longer averaging period is – in principle – that it protects investors against potential manipulation and other unusual price movements that could distort the value of consideration offered to investors. A lengthy averaging period, however, increases the likelihood that market-wide fluctuations may influence the calculation and that the prices of the underlying securities at the end of the averaging period differ significantly from the value ascribed to them by the Pricing Mechanism – a result that could particularly affect less sophisticated investors who decide whether to participate in an exchange offer based on the final values of the stocks involved. The Pricing Mechanism uses more current pricing through a shorter averaging period, while still providing protection against the manipulation that could arise using "point in time" pricing, and should thus benefit investors as a whole.

The Pricing Mechanism also offers significant advantages to investors in that it:

- is simple to understand, since it focuses on the relative value relationship between two stocks (the central consideration for investors);
- relies on more current information about the value of the stocks in question, since it uses a shorter averaging period, while at the same time incorporating protections against manipulation; and
- announces the final exchange ratio by 9:00 a.m. on the trading day immediately preceding the Expiration Date, allowing investors two full trading days to consider the final exchange ratio in the Exchange Offer before they decide to tender or withdraw.

Practical experience also suggests that smaller investors have participated effectively in offers using market-based pricing and that they would readily understand the simpler and more intuitive pricing mechanism used in the Exchange Offer. While they arose in an employee compensation context, the issuer tender offers conducted by Comcast and Microsoft, among others, demonstrate that tens of thousands of individual investors – some with no remaining connection to the issuer – were able to evaluate market-based offers where the exchange ratio was not

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(Gibraltar) Limited (avail. Dec. 23, 2005) (granted relief to BBVA Gibraltar to price a tender offer for preference shares based on a stated fixed spread over yield on a specified benchmark U.S. Treasury security on the second business day immediately preceding the expiration of the tender offer period).

fixed at the start of the offer.[10] It is noteworthy that neither employees nor former employees can be distinguished from other security holders in either their need for adequate and timely pricing information or their ability to analyze and act on market-based pricing. We also note that each of the McDonald's Exchange Offer, the Weyerhaeuser Exchange Offer and the Kraft Exchange Offer were well oversubscribed.

The Pricing Mechanism is also consistent with the relief granted in Lazard and its progeny in all other material respects: (i) the value relationship between the securities involved is fixed and remains constant during the Exchange Offer (subject to the limit on the exchange ratio described above), such that holders will be able to determine the value receivable on tender of their shares; (ii) the final exchange ratio is based on readily observable average trading prices for securities listed on national securities exchanges over a specified period; (iii) P&G will issue a press release announcing the final exchange ratio by 9:00 a.m. on the trading day immediately preceding the Expiration Date and will file an amendment to its Schedule TO on the same day setting forth the final exchange ratio and including the press release as an exhibit, thus allowing investors two full trading days to consider the final exchange ratio in the Exchange Offer before tendering or withdrawing shares of P&G common stock; and (iv) P&G shareholders can also contact P&G's information agent at a toll-free telephone number disclosed in the Prospectus to obtain (i) indicative exchange ratios during the Exchange Offer period prior to the announcement of the final exchange ratio and (ii) the final exchange ratio once it has been publicly announced.

C. Other Precedents

The Staff also has an established interpretation of its tender offer pricing rules to permit modified Dutch auction tender offers, although these offers do not provide security holders with the final offer price until offer expiration, subject to certain conditions. We believe that the Pricing Mechanism is consistent with the Staff's position on Dutch auction tender offers and, indeed, provides certain advantages to investors. Like modified Dutch auction offers, (i) the Exchange Offer will provide for pro rata acceptance throughout the offer with all securities participating equally in prorationing; (ii) withdrawal rights will exist throughout the offer period; (iii) there will be prompt announcement of the final exchange ratio; and (iv) the offeror will exchange all accepted securities at the highest consideration paid to any security holder under the offer.[11] Unlike the Pricing Mechanism, however, Dutch auction pricing provides significantly less visibility to investors about the value that they will receive, since it merely establishes a range of prices at the outset without providing any visibility during the offer as to likely outcomes.

D. Differences from the McDonald's Pricing Mechanism, the Weyerhaeuser Pricing Mechanism and the Kraft Pricing Mechanism

The Pricing Mechanism differs from the McDonald's Pricing Mechanism, the Weyerhaeuser Pricing Mechanism and the Kraft Pricing Mechanism with respect to the following points:

(1) Whereas in McDonald's, Weyerhaeuser and Kraft the per-share values of underlying stocks were determined by reference to the daily VWAP of each stock during an averaging period ending on and including the expiration date of the exchange offer, the Averaging Period will end on and including the second trading day preceding the Expiration Date allowing investors two full trading days to consider the final exchange ratio in the Exchange Offer and decide to tender or withdraw at any time during that two-day period.

(2) The Exchange Offer commenced by P&G relies on traditional, timely methods of disclosure of final pricing and exchange ratio described herein consistent with the "day 18" pricing mechanisms used by Lazard and TXU and does not provide special internet-based information concerning daily trading prices during the Averaging Period since that was required in the McDonald's Exchange Offer, the Weyerhaeuser Exchange Offer and the Kraft Exchange Offer only because of the "day 20" pricing timetable used in those offers.

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[10] *See, e g., Comcast Corp.* (avail. Oct. 7, 2004) (granting relief with respect to transfers of options, more than 85% of which were "out-of-the-money," to a broker as part of an employee compensation mechanism, where the exact compensation to be paid to employees in respect of those options was determined after expiration of the transfer period); *Microsoft Corp.* (avail. Oct. 15, 2003) (similar option transfer program where all of the eligible options were "out-of-the-money").

[11] SEC Rel. No. 33-6653 (1979).

In addition, the Pricing Mechanism is consistent with the Weyerhaeuser Pricing Mechanism and the Kraft Pricing Mechanism but differs from the McDonald's Pricing Mechanism with respect to the following:

(1) The trading data to be used to set the value of Folgers common stock will be the trading data for the Smucker common shares. Using a proxy for the anticipated trading prices for the Folgers common stock is a key difference from the McDonald's Pricing Mechanism, but is not a significant difference to investors as they would view one share of Folgers common stock as economically equivalent to one Smucker common shares due to the 1:1 exchange ratio in the Merger.

(2) The exchange ratio of the Exchange Offer is based on a three-day averaging period, while the McDonald's Pricing Mechanism was based on a two-day averaging period.

IV. REQUESTED EXEMPTIVE RELIEF

Based on the foregoing, we respectfully request on behalf of P&G that the Staff confirms that it will not recommend that the Commission take enforcement action pursuant to Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act if P&G conducts the Exchange Offer as described in this letter. We note that the relief sought is consistent with the position previously taken by the Staff with respect to the McDonald's Exchange Offer, the Weyerhaeuser Exchange Offer and the Kraft Exchange Offer and, to the extent that the Exchange Offer differs from the McDonald's Exchange Offer, the Weyerhaeuser Exchange Offer and the Kraft Exchange Offer, such differences are consistent with the position previously taken by the Staff in Lazard and TXU and do not affect the adequate dissemination of pricing related information or P&G shareholders' ability to make informed investment decisions with respect to whether or not to participate in the Exchange Offer.

We respectfully request that the Commission issue the requested exemptive relief as soon as practicable.

If you have any questions or comments with respect to this matter, please call me at (212) 326-3780 or Robert Profusek at (212) 326-3800.

Sincerely,

J. Eric Maki

cc: E.J. Wunsch, Esq., The Procter & Gamble Company
Robert A. Profusek, Esq., Jones Day
Mr. David A. Sullivan, Morgan Stanley & Co. Incorporated
Peter R. Douglas, Esq., Davis Polk & Wardwell
Keith L. Kearney, Esq., Davis Polk & Wardwell

END